SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached is ViryaNet Ltd’s (“ViryaNet”) Proxy Statement dated April 27, 2012 for ViryaNet’s Annual General Meeting to be held on May 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD

Date: April 27, 2012	By:	/S/ MEMY ISH-SHALOM
	Name:	Memy Ish-Shalom
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Proxy Statement publicized by ViryaNet on April 27, 2012 for ViryaNet’s Annual General Meeting to be held on May 31, 2012.

3

Exhibit 99.1

VIRYANET LTD.

NOTICE OF AN ANNUAL GENERAL SHAREHOLDERS MEETING

TO BE HELD ON MAY 31, 2012, AT 4PM ISRAEL TIME,

AT THE OFFICES OF VIRYANET LIMITED, AT

8 HAMARPE ST., HAR HOTZVIM, JERUSALEM 91450, ISRAEL

Dear Shareholders:

Notice is hereby given of the Annual General Shareholders Meeting (the “Meeting”) of ViryaNet Ltd. (the “Company”) to be held on May 31, 2012, at 4PM Israel time, at the principal executive offices of the Company Located At 8 HaMarpe St., Har Hotzvim, Jerusalem 91450, Israel, for the purposes of considering and acting on the following matters:

(i) To elect the panel of five (5) directors to the Board of Directors of the Company, each director individually to serve until his respective successor is elected and qualified. Dr. Arie Ovadia, who was previously elected as external director has served the full three (3) year tenure as an external director and the Company is now proposing that Dr. Ovadia be re-elected as an external director under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) for an additional new three (3) year term. The Company’s sixth Board member, Andy Ben-Artzy, was previously nominated as an external director under the Companies Law for a fixed period of three (3) years and is not currently subject to re-election.

(ii) That Arik Eshel, CPA & Assoc., PC, be appointed as the independent auditors of the Company for fiscal year 2012 and that the Audit Committee of the Board of Directors is authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To amend the Company’s 2005 Share Option Plans (the “Plans”) by increasing the number of shares reserved for grants under the Plans (whether as options and/or as restricted shares) by 200,000.

Please see the attached Proxy Statement for further details regarding the foregoing. Whether or not you plan to attend the meeting, it is important that your shares are represented. Accordingly, please mark, sign and date the enclosed proxy card and return it in the accompanying envelope, or, follow the instructions on the face of the proxy card to vote your shares by phone.

Sincerely yours,

Samuel HaCohen

Chairman

VIRYANET LTD.

8 HaMarpe St., Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 31, 2012

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of ViryaNet Ltd. (“ViryaNet” or the “Company”) of proxies in the form enclosed to be voted at the Annual General Meeting of the shareholders of the Company (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of shareholders of the Company. The Annual General Meeting will be held on May 31, 2012, at 4PM Israel time at the offices of the Company located at 8 HaMarpe St., Har Hotzvim, Jerusalem 91450, Israel. The Company’s telephone number in Israel is (972)-2-584-1000 in Israel.

As of April 27, 2012 (the “Record Date”), the Company had 3,892,111 shares outstanding consisting of 3,565,314 Ordinary Shares par value New Israeli Shekel (NIS) 5.0 per share and 326,797 Preferred A Shares par value NIS 5.0 per share (collectively, the “Shares”). Each Share entitles the holder thereof to one vote with respect to each of the matters submitted to the shareholders at the Annual General Meeting. Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual General Meeting and any postponements or adjustments thereto.

It is proposed that at the Annual General Meeting, the following resolutions be adopted:

(i) To elect the panel of five (5) directors to the Board of Directors of the Company, each director individually to serve until his respective successor is elected and qualified. Dr. Arie Ovadia, who was previously elected as external director has served the full three (3) year tenure as an external director and the Company is now proposing that Dr. Ovadia be re-elected as an external director under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) for an additional new three (3) year term.

(ii) That Arik Eshel, CPA & Assoc., PC, be appointed as the independent auditors of the Company and that the Audit Committee of the Board of Directors is authorized to fix the remuneration of the auditors in accordance with the nature of their services.

(iii) To amend the Company’s 2005 Share Option Plans (the “Plans”) by increasing the number of shares reserved for grants under the Plans (whether as options and/or as restricted shares) by 200,000.

In addition, in the Annual General Meeting, the Directors will review the financial statements of the Company for the year ended December 31, 2011, and will answer appropriate questions relating thereto.

A resolution shall be deemed adopted at the Annual General Meeting if approved by a majority of the votes cast at the Annual General Meeting in person or by proxy and voting thereon, provided that the resolution to nominate Dr. Arie Ovadia as an external director pursuant to the Companies Law shall only be deemed adopted if at least a majority of the non-controlling shareholders of the Company or who have personal interest in the nomination, other than personal interest which does not result from the connections with a controlling shareholder (the “Non-Controlling Shareholders”), represented and voting, approve such resolution, or alternatively, the aggregate number of shares held by such Non-Controlling Shareholders voting against the approval of such resolution does not exceed two percent (2%) of the outstanding Shares of the Company.

The Company’s financial statements for the fiscal year ended December 31, 2011 will be made available prior to the date of the Annual General Meeting in the Company’s website at the following link: http://www.viryanet.com/company/investors, or alternatively, you may contact the Company if you wish to receive a printed version of the Company’s Annual Report. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed hereto.

Any shareholder who executes and delivers a proxy may revoke it at any time before the effective exercise thereof by delivery to the Company at its United States mailing address listed above or its transfer agent, at least twenty-four (24) hours before the commencement of the Meeting or adjourned Meeting, of either a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the meeting, and also wishes to vote in person, may do so by revoking their proxy. Each form of proxy which is properly executed and returned to the Company prior to the meeting will be voted in the manner instructed by the shareholder executing it or, if no instructions are given, will be voted in favor of all of the matters to be presented at the Meeting, as described herein. In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board of Directors. Subject to the provisions of the Company’s Articles of Association, all proxies must be received by the Company’s transfer agent or at the Company’s United States mailing address listed above at least 24 hours prior to the Meeting to be validly included in the tally of Shares voted at the Meeting.

It is anticipated that this Proxy Statement and the accompanying form of proxy will be mailed to shareholders on or about May 2, 2012. In addition to solicitation by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, telegram, telecopier or other personal contact. None of the officers, directors, employees or agents involved in any solicitation will receive additional compensation for such solicitation. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

The presence in person, or by proxy, or as deemed by the Companies Law to be present of two (2) or more shareholders of the Company, holding, in the aggregate, at least thirty-three and one-third percent (33  1/3%) of the Shares entitled to vote at the Annual General Meeting will constitute a quorum at the Annual General Meeting. If a quorum is not present at the scheduled time and date of the Meeting, the Meeting shall be either (i) adjourned to the same day of the week in the next following week at the same scheduled place and time of day as the adjourned meeting, unless such day shall fall on a public holiday either in Israel or the United States, in which case the meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday; or (ii) adjourned to any other day, hour and/or place as the Board of Directors shall notify the shareholders. If a quorum is not present at the second meeting within half an hour from the appointed start time of the meeting, any two shareholders present or by proxy or any other valid instrument shall constitute a quorum, and shall be entitled to deliberate and to resolve the matters for which the Meeting was convened.

If the accompanying proxy card is properly signed and returned to the transfer agent or the Company at its United States mailing address and not revoked, it will be voted in accordance with the instructions contained therein. Votes that are withheld will be excluded entirely from the counted votes. Other than for the election of individual directors, proxies may be marked as abstaining on any matter to be acted upon by shareholders. Votes withheld, abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting will not be counted as votes cast on such matters. A “non-vote” occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

ITEM 1

ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of no more than nine (9) members and no fewer than three (3) members. At this time, management is recommending the re-election of the nominees named in the following table for election as directors (each a “Director Nominee” and collectively, the “Director Nominees”) such that the Board of Director shall comprise of six (6) members. Dr. Arie Ovadia is intended to be re-nominated as an external director under the Companies Law. Currently, all such Director Nominees, serve as directors of the Company. The Company’s sixth Board member, Andy Ben-Artzy, was previously nominated as an external director under the Companies Law for a fixed period of three (3) years and is not currently subject to re-election. Unless authority to vote for the confirmation of the Director Nominees is withheld, the shares represented by all proxies received by the Board of Directors will be voted for the Director Nominees. Subject to the following, if elected, each of the Director Nominees shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company. If re-elected as an external director, Dr. Arie Ovadia shall serve for a term of three (3) years until the annual meeting to be held during 2015.

In the event any of the Director Nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the Director Nominees, if elected, would be unable to serve as a director.

Nominees for the Board of Directors

The name of each of Director Nominee, his present position with the Company, and the year in which he first became a director of the Company, where applicable, are as follows:

Commencement of Directorship	Current Position with the Company	Name of Nominee
March 1988	Chairman of the Board of Directors	Samuel I. HaCohen
July 1999	Director	Vladimir Morgenstern
December 2007	Director	Nati Perry
February 2010	Director	W. Austin Lewis IV
December 2006	External Director	Dr. Arie Ovadia

The background of each Director Nominee is as follows:

Samuel I. HaCohen co-founded ViryaNet in March 1988. Since March 1988, Mr. HaCohen has served as our chairman of the board of directors. From March 1988 until February 2001, Mr. HaCohen served as our chief executive officer and as the chairman of the board of directors. Before co-founding ViryaNet, Mr. HaCohen held senior systems management positions at John Bryce Systems Ltd., a software company, and the Hadassah Hospital, Jerusalem. Mr. HaCohen holds a Bachelor of Science degree in computer science and statistics from the Hebrew University of Jerusalem and has completed all course work for a Master of Science in statistics from the Hebrew University of Jerusalem.

Vladimir Morgenstern co-founded the Company with Mr. HaCohen. He has served as one of the Company’s directors since July 1999. Mr. Morgenstern currently serves as a business and technology advisor to several start-up companies. From November 1999 until October 2001, Mr. Morgenstern served as the Company’s executive vice president, corporate programs. Mr. Morgenstern served as the Company’s technical manager and chief technology officer from March 1988 until November 1999. Before co-founding ViryaNet, Mr. Morgenstern held senior systems management positions at John Bryce Systems Ltd. and the Hadassah Hospital, Jerusalem. Mr. Morgenstern holds a Bachelor of Science degree in physics from Vilnius University in Lithuania and has completed all course work for a Master of Science degree in applied mathematics.

Nati Perry has served as a director of ViryaNet since December 2007. Mr. Perry is the former founder and chief executive officer of Barak I.T.C., a leading ISP and telephony company based in Israel. Prior to becoming chief executive officer, Mr. Perry also served as the chief operating officer, and vice president of engineering since founding Barak I.T.C in 1997. Prior to Barak I.T.C., Mr. Perry was with the Israeli Air Force since 1984 and served as the head of several departments of the Air Force including communications, planning and logistics. Mr. Perry received his Bachelor of Science degree in electrical engineering from Ben-Gurion University of Negev, Israel in 1981, and his Master of Science degree in Teleprocessing from USM University in the United States in 1984.

W. Austin Lewis IV currently serves as the Chief Executive Officer of Lewis Asset Management Corp., an investment management company headquartered in New York City which he founded in 2004. From 2003 to 2004, Mr. Lewis was employed at Puglisi & Company, a New York based broker-dealer registered with FINRA, where he served as a registered representative and managed individual client accounts, conducted due diligence for investment banking activities and managed his own personal account. In 2002, Mr. Lewis co-founded Thompson Davis, & Company, Inc., a registered broker-dealer headquartered in Richmond, Virginia. From 1998 to 2002, Mr. Lewis was employed by Branch Cabell and Company, Inc. in Richmond, Virginia (“Branch Cabell”) where he was a registered representative. Following the November 2000 acquisition of Branch Cabell by Tucker Anthony Incorporated (“Tucker Anthony”), Mr. Lewis served as a Vice-President for Tucker Anthony and subsequently RBC Dain Rauscher, Inc. which acquired Tucker Anthony in August of 2001. Mr. Lewis received his Bachelor of Science degree in Finance and Financial Economics from James Madison University in 1998.

Dr. Arie Ovadia advises major Israeli companies on finance, accounting and valuations and is a member of the board of directors of several corporations, including Israel Discount Bank, Phoenix Insurance Company, Elite Industries, Israel Petrochemical Industries and Tadiran Communications. He has taught at New York University (New York, NY), Temple University (Philadelphia, PA) and, in Israel, at Tel Aviv and Bradford Universities. Dr. Ovadia serves as a member of the Israeli Accounting Board and is a 15-year member of the Israeli Security Authority. He holds an undergraduate degree and an MBA from Tel Aviv University and earned his PhD in economics from the Wharton School at the University of Pennsylvania. Dr. Ovadia has served as a director of ViryaNet since February 2006.

Alternate Directors

The Articles of Association of the Company provide that a director may appoint, by written notice to the Company, any individual to serve as an alternate director so long as such individual does not already serve as a director or an alternate director of the Company. Any alternate director will have all of the rights and obligations of the director appointing him or her. The alternate director may not act at any meeting at which the director appointing him or her is present. An alternate director may act as the alternate for only one director. Unless the time period or scope of any such appointment is limited by the appointing director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director’s term. Currently, no alternate directors have been appointed.

Delegation of Power

Subject to the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company shall elect Board members and an external Board member as set forth in Item 1 of the Company’s Proxy Statement dated April 27, 2012.”

The Board of Directors recommends a vote FOR all of the Directors Nominees.

ITEM 2

APPOINTMENT OF AUDITORS

At the Annual General Meeting, Arik Eshel, CPA & Assoc., PC, will be nominated by the Company to serve as the independent auditors of the Company for fiscal year 2012.

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that Arik Eshel, CPA & Assoc., PC be, and they hereby are, appointed as the Company’s independent auditors for fiscal year 2012, and that the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the nature of their services.”

The Board of Directors recommends a vote FOR the appointment of Arik Eshel, CPA & Assoc., PC, as independent auditors of the Company for fiscal year 2012.

ITEM 3

AMENDMENTS TO THE COMPANY’S 2005 SHARE OPTION PLANS BY INCREASING

THE AGGREGATE NUMBER OF SHARES AVAILABLE FOR GRANT BY A TOTAL OF 200,000.

The Company’s 2005 Share Option Plans (the “Plans”) serve as a means of attracting and retaining highly qualified directors and employees by aligning their interests with those of the Company’s other shareholders. It has become common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified directors and employees, to offer such directors and employees restricted shares or share options to purchase a large number of shares of the capital stock of such companies.

As of April 27, 2012, 170,451 restricted shares or share options remain available for grant under the Plans. Thus, the Board of Directors is seeking to increase the number of options and shares authorized to be granted under the Plans by 200,000, in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified employees by granting such employees restricted shares or share options to purchase a larger number of Ordinary Shares.

The Board of Directors will present the following ordinary resolution at the Annual General Meeting:

“RESOLVED, that the Company’s 2005 Share Option Plans (the “Plans”) shall be amended such that the number of options and shares available for grant under such Plans shall be increased by 200,000.”

The Board of Directors recommends a vote FOR the approval of the amendment to the terms of the Plans by increasing the number of restricted options and shares available for issuance under the Plans.

ADDITIONAL MATTERS FOR DISCUSSION

CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

FOR THE YEAR ENDED DECEMBER 31, 2011

The Company’s financial statements for the year ended December 31, 2011 will be made available prior to the date of the Meeting in the Company’s website at the following link: http://www.viryanet.com/company/investors. At the Meeting, the Directors will review the financial statements for the year ended December 31, 2011, and will answer appropriate questions relating thereto.

OTHER BUSINESS

Management of the Company knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Samuel HaCohen

Chairman

April 27, 2012